ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 17, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Arzonetti & Susan Block

Re:	LPL Financial Holdings Inc.

Registration Statement on Form S-3

Filed September 22, 2023

File No. 333-274631

Dear Mr. Arzonetti and Ms. Block:

On behalf of LPL Financial Holdings Inc. (“LPL” or the “Company”), we hereby submit to the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (the “Amended Registration Statement”) to the above-referenced Registration Statement on Form S-3, filed with the Commission on September 22, 2023 (the “Registration Statement”). The Amended Registration Statement reflects revisions to the Registration Statement made in response to the comment letter, dated October 6, 2023, from the staff of the Commission (the “Staff”), as well as certain other updated information.

In addition, we are providing the following responses to the Staff’s comments. For reference purposes, the comments contained in the Staff’s letter dated October 6, 2023 are reproduced below in italics and the corresponding responses are shown below the comments. All references to page numbers in the Company’s responses are to the page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

Registration Statement on Form S-3 filed September 22, 2023

General

1.

We note that LPL Holdings Inc., which appears to be a majority-owned subsidiary of LPL Financial Holdings Inc., intends to issue convertible debt securities. Please provide us with your analysis as to why the use of Form S-3 is appropriate to register LPL Holding’s debt securities. In this regard, please see General Instruction I.C.2 to to C.5 of Form S-3, which provide that a majority-owned subsidiary of an S-3 eligible company may offer securities registered on Form S-3 if they are non-convertible securities, other than common equity. Please also see Securities Act Forms C&DI paragraph 217.02 located on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm. In this regard, please also clarify what the LPL Holdings Inc. convertible debt is convertible into.

Securities and Exchange Commission	- 2 -	October 17, 2023

Response to Comment 1:

The Company acknowledges the Staff’s comment and the requirements of General Instruction I.C.2. to C.5 of Form S-3 and respectfully submits that it intends to register solely non-convertible debt securities of LPL Holdings, Inc. Accordingly, the Company has revised its disclosure on the cover page and page 6 to address the Staff’s comment.

2.

We note that LPL Capital Partners, Inc. and LPL Insurance Associates, Inc. are named as co-registrants. Please provide us an analysis supporting your conclusion that LPL Capital Partners, Inc. and LPL Insurance Associates, Inc. are eligible to use Form S-3 to register the guarantees of the debt securities of LPL Holdings, Inc.

Response to Comment 2:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has determined no longer to include subsidiary guarantees of the debt securities of LPL Holdings, Inc. registered under the Registration Statement. Accordingly, the Company has revised the Registration Statement to remove any references to the “Additional Registrants” and any description of any subsidiary guarantees of the debt securities of LPL Holdings, Inc. registered under the Registration Statement.

Please do not hesitate to call me at (617) 951-7063 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Thomas Fraser
Thomas Fraser

cc:	Gregory M. Woods (LPL Financial Holdings Inc.)